4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ENTERS INTO AGREEMENTS TO RAISE US$40 MILLION

WINNIPEG, Manitoba – (August 21, 2007) Medicure Inc. (TSX:MPH; Amex:MCU), a cardiovascular focused, biopharmaceutical company, today announced it has entered into two separate agreements to raise gross proceeds of US$40 million.

Medicure has signed a term sheet to monetize a percentage of the Company’s current and potential future commercial revenues with Manchester Securities Corp., an affiliate of Elliott Associates, L.P. (“Elliott”) for a US$25 million upfront cash payment. Under the proposed terms, Elliott will receive an escalating minimum annual return starting at US$2.5 million based on AGGRASTAT® revenue for a period of approximately 12 years. Elliott will also receive the option to convert its rights based on AGGRASTAT® to MC-1 within six months after MC-1’s commercialization, if achieved. The exact percentage of AGGRASTAT® or MC-1 revenue that Elliott will receive is tiered and declines as certain revenue levels are achieved. Upon conversion to MC-1, Elliott is entitled to a blended return of approximately 7% on the first US$75 Million in MC-1 revenues and 3% thereafter.

The Elliott agreement is subject to a number of typical closing conditions and the execution of a definitive agreement. The transaction is expected to be completed by September 7, 2007. Leerink Swann & Company served as Lead Advisor on the transaction.

In a separate transaction Medicure has entered into Securities Purchase Agreement, with investors to raise total gross proceeds of US$15 million. Under terms of the Agreement, Medicure intends to issue approximately 13.04 million common shares at a price of US$1.15, together with warrants, to purchase approximately 3.9 million additional common shares. The warrants have a five year term and an exercise price of US$1.50. The Agreement is subject to standard closing conditions including regulatory approval and is expected to close in September. In addition to Leerink Swann & Company, A.G. Edwards & Sons, Inc., Merriman Curhan Ford & Co. and RBC Capital Markets Inc, served as financial advisors.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Lead compound MC-1 in pivotal Phase 3 study for FDA approval
  Four positive Phase 2 trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Combination of MC-1 and lisinopril (MC-4232) completed Phase 2
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

About Elliott Associates, L.P.
Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $8 billion of capital under management as of August 1, 2007. Founded in 1977, Elliott Associates is one of the oldest funds of its kind under continuous management. The Elliott funds' investors include large institutions, high-net-worth individuals and families, and employees of the firm.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com